THE URANIUM COMPANY

921-470 Granville St.
Vancouver, B.C. V6C 1V5
Canada
Phone: (604) 684-5118 or 1-800-661-4050
Fax: (604) 682-8566
www.jnrresources.com
info@jnrresources.com

02 JUL 1?

CDNX - JNN

Writer's direct line: (604) 689-7422

June 27, 2002

02042719

Securities & Exchange Commission
Division of Corporate Finance
450 - Fifth Street, N.W.
Washington, D. C.
U. S. A. 20549

SUPPL

Attention: Office of International Corporate Finance

PROCESSED
AUG 01 2002
THOMSON
FINANCIAL

Dear Sirs:

Re: **File No. 82-4720**
Required Filings - Exemption under Rule 12g3-2(b)

We enclose for your files copies of documents filed by JNR Resources Inc. (the "Company") with the British Columbia Securities Commission and/or the Alberta Securities Commission and/or the Canadian Venture Exchange, as follows:

1. The Company's Quarterly Report, including interim financial statements, for the second quarter ended April 30, 2002; and

2. Director's Certificate of Mailing, with respect to the above-noted Quarterly Report; and

3. A copy of the TSE Venture Exchange letter of acceptance dated June 26, 2002, in respect of stock options granted by the Company; and

4. A copy of the BC Form 45-902F, "Report of Exempt Distribution", filed today with the British Columbia Securities Commission and the Alberta Securities Commission.

We trust that you will find this to be in order.

Yours truly,
JNR RESOURCES INC.

T. A. (Drew) Parker
Secretary

dlw 7/22

TAP:bs

Enclosures.

File #82-4720

BC Form 51-901F

QUARTERLY REPORT

02 JUL 19 AM 10:31

Incorporated as part of: X Schedule A
_____ Schedules B & C

ISSUER DETAILS:

NAME OF ISSUER JNR RESOURCES INC..

ISSUER'S ADDRESS Ste. 921, 470 Granville Street

Vancouver, B.C., V6C 1V5

ISSUER TELEPHONE NUMBER (604) 684-5118

CONTACT PERSON T. A. (DREW) PARKER

CONTACT'S POSITION SECRETARY

CONTACT'S TELEPHONE NUMBER (604) 689-7422

WEB SITE www.jnrresources.com EMAIL info@jnrresources.com

FOR QUARTER ENDED APRIL 30, 2002

DATE OF REPORT JUNE 24, 2002

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

SIGNATURE OF DIRECTOR	NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)
"R. T. Kusmirski"	RICHARD T. KUSMIRSKI	2002 / 06 /25
"T. A. Parker"	T. ANDREW PARKER	2002 / 06 /25

JNR RESOURCES INC.

Schedule "A"

(Unaudited - prepared by management)

Consolidated Balance Sheet

April 30, 2002 and January 31, 2002

	April 30, 2002	January 31, 2002
ASSETS		
Current		
Cash and cash equivalents	$ 6,910	$ 11,468
Accounts receivable	57,513	57,332
Marketable securities	2,000	2,000
Prepaid expenses	61	62
	66,484	70,862
Capital assets (note 4)	5,982	5,982
Mineral properties and rights (note 5)	5,049,788	5,036,495
	$ 5,122,254	$ 5,113,339
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 91,788	$ 83,499
Taxes payable	114,645	115,103
Due to a director, non-interest bearing	10,500	-
	216,933	198,602
SHAREHOLDERS' EQUITY		
Share capital (see Schedule "B")	10,755,393	10,755,393
Deficit	(5,850,072)	(5,840,656)
	4,905,321	4,914,737
	$ 5,122,254	$ 5,113,339

Approved by the Directors: *"R. T. Kusmirski"* R. T. Kusmirski *"T. A. Parker"* T. A. Parker

JNR RESOURCES INC.

Schedule "A"

(Unaudited - prepared by management)

Consolidated Statement of Loss and Deficit

Three Months Ended April 30, 2002 and 2001

	2001	2001
Revenue		
Interest income	$ 2	$ 5,551
Project management fees	18,204	56,603
	18,206	62,154
Deferred exploration and development costs		
Saskatchewan Uranium Projects	13,261	712,922
Administrative expenses		
Bank charges and interest	38	72
Corporate services	5,000	6,280
Filing fees	2,050	4,230
Management fees	10,500	10,500
Office expense	2,362	4,273
Premises expense	1,429	2,134
Printing	-	3,319
Professional fees	820	26,165
Shareholder relations	525	4,951
Telecommunications	232	1,648
Transfer agency costs	1,212	872
Travel	503	4,044
Wages and benefits	17,082	173,487
	41,753	241,975
Less cost recoveries	(14,131)	(152,996)
	27,622	88,979
Total costs	40,883	801,901
Less deferred costs	(13,261)	(712,922)
	27,622	88,979
Loss for three months	(9,416)	(26,825)
Deficit, beginning of year	(5,840,656)	(5,597,221)
Deficit, end of three months	$ (5,850,072)	$ (5,624,046)
Loss per share - basic and diluted	$ (0.0002)	$ (0.0006)
Weighted average number of common shares outstanding	43,747,027	42,147,027

JNR RESOURCES INC. Schedule "A"

(Unaudited - prepared by management)

Consolidated Statement of Cash Flows

Three Months Ended April 30, 2002 and 2001

	2002	2001
Cash flows from (used for) operating activities		
Operations		
Loss for three months	$ (9,416)	$ (26,825)
Items not involving cash		
Mineral property costs abandoned	-	-
	(9,416)	(26,825)
Changes in non-cash working capital		
(Increase) decrease in accounts receivable	(181)	(270,233)
(Increase) decrease in advances receivable	-	(48,606)
(Increase) decrease in prepaid expenses	1	53
Increase (decrease) in accounts payable and accrued liabilities	8,289	91,244
Increase (decrease) in taxes payable	(458)	-
Increase (decrease) in due to a director	10,500	-
	8,735	(254,367)
Cash flows from financing activities		
Issue of share capital	-	210,000
Cash flows from (used for) investing activities		
Deferred exploration expenditures net of cost recovery	(13,261)	(712,922)
Acquisition of mineral property rights	(32)	(1,264)
Purchase of capital assets	-	(4,790)
	(13,293)	(718,976)
Increase (decrease) in cash	(4,558)	763,343
Cash, beginning of year	11,468	893,104
Cash, end of three months	6,910	129,761

1. Going Concern

These financial statements have been prepared on a going-concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. Accordingly, it does not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than normal course of business and at amounts which may differ from those shown in the financial statements. The ability of the Company to continue as a going concern is dependent on its ability to obtain additional equity financing and achieve future profitable operations.

2. Nature of Operations

The Company, directly and through joint ventures, is in the process of exploring its mineral properties and has not determined whether these properties contain ore reserves which are economically recoverable.

The recoverability of amounts shown for mineral properties and rights is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and future profitable production from the properties or proceeds from disposition.

Ownership in mineral interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, such ownership interests are in good standing.

3. Significant Accounting Policies

Consolidation

The consolidated financial statements include the accounts for JNR Resources Inc. and its wholly owned subsidiary, June Resources (U.S.) Inc., a United States company incorporated in the State of Wyoming.

Foreign Exchange Translation

Foreign operations are financially and operationally dependant on the parent company and have been translated to Canadian dollars using current rates of exchange for monetary assets and liabilities, historical rates of exchange for non-monetary assets and liabilities and average rates for the year for revenue and expenses. Foreign exchange gains and losses are included in income.

3. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

Marketable Securities

Marketable securities are valued at the lower of cost or market.

Mineral Properties and Rights

The company follows the accepted accounting practice of capitalizing acquisition, exploration and development costs applicable to properties held. If the properties become productive the costs will be amortized over the anticipated production of the property. If the property is abandoned, the applicable costs will be written off.

Depletion of costs capitalized to properties will be recorded using the unit of production method based on estimated proven reserves as determined by independent engineers.

When deferred expenditures on individual producing properties exceed the estimated net realizable value, the properties are written down to the estimated value.

Management has determined each property or project to be a cost centre.

The costs capitalized represent those costs incurred to date and do not necessarily reflect present or future values.

From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as resource property costs or recoveries when the payments are made or received.

Cash Equivalents

Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturities of three months or less when purchased. As at April 30, 2002, there were no cash equivalents (2001 - nil).

3. Significant Accounting Policies (continued)

Income Taxes

Income taxes are accounted for using the asset and liability method pursuant to Section 3465, Income Taxes, of the Handbook of the Canadian Institute of Chartered Accountants. Future taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

Stock Based Compensation

No compensation expense is recognized when stock options are issued to employees, directors and consultants of the Company. Any consideration paid on the exercise of stock options or purchase of stock is credited to share capital.

Comparative Figures

Certain 2001 figures have been reclassified to conform to the financial statement presentation adopted for 2002.

Capital Assets

Capital assets are amortized on a declining balance basis at a rate of 30% per annum.

4. Capital Assets

Capital assets comprise the following:

	Cost	Accumulated Amortization	Net Book Value 2002	Net Book Value 2001
Computer equipment	$ 12,969	$ 6,987	$ 5,982	$ 7,520

5. Mineral Properties and Rights

The Company has acquired certain mineral properties and rights, of which the costs associated with each are as follows:

Property		Property Costs		Deferred Exploration Costs		Total at April 30, 2002		Total at April 30, 2001
North Athabasca Project, SK	$	6,346	$	322,352	$	328,698	$	328,418
Saskatchewan Uranium Projects		236,789		6,482,600		6,719,389		6,615,636
Greywacke Claims, SK		3,094		259		3,353		-
Kimberlite Claims, SK		32		-		32		-
		246,261		6,805,211		7,051,472		6,944,054
Less: Cost recovery				(2,001,683)		(2,001,683)		(1,926,439)
	$	246,261	$	4,803,528	$	5,049,789	$	5,017,615

Details of these mineral properties or interests in mineral properties are as follows:

(a) North Athabasca Project

A 50% interest in CBS-8175, situated north of the Pine Channel of Lake Athabasca, Saskatchewan. To April 30, 2002, the Company has expended $6,346 on acquisition costs and $322,352 on exploration of the claim.

(b) Saskatchewan Uranium Projects

Since 1997, the Company acquired by staking 78 mineral claims, of which it retains a total of 25 claims, totalling 79,773 ha., in uranium-prospective areas of the Athabasca Basin of northern Saskatchewan.

By way of a Letter of Intent dated January 14, 1998, formalized by a Property Rights Agreement dated January 29th, 1998, the Company granted to Kennecott Canada Exploration Inc. ("Kennecott") the right of first refusal and the right to elect to earn up to 65% interest in any or all of the claim groups. By contributing a total of $1,500,000 in exploration funding by January 31, 1999 (contributed), Kennecott was entitled, by December 31, 1999, to elect to earn a 65% working interest in any of the claim blocks. By selecting one claim block and committing to a minimum $300,000 first year work program or by matching a higher third party offer, Kennecott would have until December 31, 2001, to select further claim blocks in which it may earn a 65% working interest. By selecting two or more claim blocks and committing to each a minimum $300,000 first year work program or by matching a higher third party offer, Kennecott had until December 31, 2002, to select further claim blocks in which it may earn a 65% working interest. In addition, after contribution of the initial $1,500,000, Kennecott was granted the right to purchase, by way of

5. Mineral Properties and Rights (continued)

private placement, shares of the Company equal to 9.9% of the Company's outstanding stock on a fully-diluted basis.

Pursuant to a private placement and joint venture agreement dated February 15, 2000, the Company and Kennecott agreed that:

(i) Kennecott would subscribe for 2,500,000 units of the Company's capital, each unit being comprised of one common share and one-half of one non-transferable share purchase warrant, at a price of $0.20 per unit. Each warrant may be exercised to purchase one common share at a price of $0.30 per share until two years from the closing date;

(ii) all claims acquired within the Athabasca Basin subsequent to August 31, 1999, were owned jointly by the Company and Kennecott, each as to a 50% interest.

Pursuant to a Letter of Intent dated May 24, 2000, the Company and Kennecott agreed that:

(i) Kennecott would subscribe for 800,000 units of the Company's capital, each unit being comprised of one common share and one non-transferable share purchase warrant, at a price of $0.25 per unit. Each warrant may be exercised to purchase one common share at a price of $0.30 per share until two years from the closing date;

(ii) Kennecott would provide a further $200,000 contribution of capital, specifically for exploration on the Saskatchewan Uranium Project;

(iii) Upon the closing date of the May 24, 2000 private placement, the Property Rights Agreement dated January 29, 1998, was terminated and the Joint Venture Agreement dated February 15, 2000, was to be amended to include all of the Saskatchewan Uranium Project properties; and

(iv) Kennecott may earn a 65% interest in the Moore Lake property, by expending a further $10,000,000 on exploration of that property, with a minimum expenditure of $300,000 in the first year and $1,000,000 in each subsequent year. Kennecott may earn an additional 5% interest in the Moore Lake property by funding all further expenditures, to make a decision to mine the property or by making a total of $100,000,000 in exploration expenditures on the property, whichever first occurs.

On October 25, 2000, Kennecott provided notice to the Company that it would proceed with further exploration to earn a 65% interest in the Moore Lake group of claims.

5. Mineral Properties and Rights (continued)

To April 30, 2002, Kennecott had contributed a total of $1,700,000 in direct exploration funding to the project, in addition to a total of $1,547,000 in private placements, the proceeds of which were to be expended on exploration of the Saskatchewan Uranium Project properties. The Company has also invoiced Kennecott for a further $294,683 for costs incurred on the project by the Company on behalf of Kennecott.

To April 30, 2002, the Company had expended a total of $1,021,721 on acquisition of the claims, including the $7,500 value of an aggregate 20,000 shares issued as finder's fees, and had written off $784,932 on lapsed claims, for a carried acquisition cost of $236,789. To April 30, 2002, the Company had expended a total of $6,482,600 on exploration of the remaining claims, of which it had recovered $1,994,683 from Kennecott.

(c) Greywacke Claims

In May, 2001, the Company and Shane Resources Ltd. ("Shane") jointly acquired by staking 4 mineral claims in the Dickens Lake area of northern Saskatchewan, the Greywacke Claims. Pursuant to an agreement dated May 22, 2001, the Company and Shane entered into an option agreement granting to Masuparia Gold Corp. ("Masuparia") the right to earn an interest of up to 70% in the Company/Shane Greywacke Claims. Under the agreement, Masuparia may earn a 51% interest in the two claims by making a property payment of $10,000 (made), expending an aggregate $850,000 on exploration of the claims by May 25, 2005, and issuing an aggregate 500,000 common shares, staged against exploration, by May 25, 2005. Thereafter, Masuparia may increase its interest to 70% by expending a further $2 million on exploration of the claims by May 25, 2008.

To April 30, 2002, the Company had incurred net acquisition costs of $3,094 and exploration costs of $259 in respect of the claims, and had received a property payment of $5,000 and shares valued at $2,000 from Masuparia.

(d) Kimberlite Claims

On April 2, 2002, the Company entered into a property option agreement with Consolidated Pine Channel Gold Corp. ("Pine") and United Carina Resources Corp. ("Carina") whereby the Company may acquire up to a 70% interest in 71 mineral claims comprising approximately 12,500 ha, situated in the Fort a la Corne area of Saskatchewan.

The Company may earn a 60% interest in the claims by issuing a total of 100,000 shares and expending an aggregate $200,000 on exploration within two years. A further 10% interest may be earned by the Company expending a further $300,000 on exploration in the third year. The Company, Pine and Carina are related by common directors. To April 30, 2002, no expenditures have been made in respect of these claims.

6. Share Capital

Authorized: 100,000,000 common shares with no par value.

10,000,000 convertible preferred shares, each with a par value of $1. The directors may deem the shares to be cumulative at date of issuance.

As of April 30, 2002, the company's issued share capital was as follows:

	2002		2001	
	Shares	$ Amount	Shares	$ Amount
Preferred shares	3,000	$ 3,000	3,000	$ 3,000
Common shares				
Balance, beginning of year	41,647,027	$ 10,542,393	41,647,027	$ 10,542,393
Issued for cash during year	2,100,000	210,000	2,100,000	210,000
Balance, end of year	43,747,027	$ 10,752,393	43,747,027	$ 10,752,393
		$ 10,755,393		$ 10,755,393

(a) During the year to date, no securities of the Company have been issued.

(b) During the year to date, the Company granted has granted no employee or director share purchase options.

(c) As at April 30, 2002, the following director and employee share purchase options were outstanding:

		Number of Shares Under Option	Exercise Price	Expiry Date
Directors:	(1)	400,000	$0.15	October 6, 2004
	(2)	560,000	$0.11	May 3, 2005
	(3)	900,000	$0.10	March 7, 2006
Employees:	(2)	373,000	$0.15	April 21, 2004
	(1)	75,000	$0.10	March 7, 2006
	(1)	225,000	$0.10	January 4, 2007
		2,533,000		

6. Share Capital (continued)

(d) As at April 30, 2002, share purchase warrants of the Company were outstanding as follows:

Date of Private Placement	Number Outstanding	Exercise Price Per Warrant	Expiry Date
July 6, 2000	666,667	$0.17	July 6, 2002
October 25, 2000	2,500,000	$0.15	October 25, 2002
March 2, 2001	1,100,000	$0.15	March 2, 2003
	4,266,667		

All warrants with expiry dates of February 18, 2002 and March 23, 2002, have expired unexercised.

(e) As at April 30, 2002, 290,000 shares were held in escrow, the release of which shares is subject to the approval of the regulatory authorities.

See also note 9, "Subsequent Events", for further information with respect to share capital transactions, stock options and share purchase warrants.

7. Related Party Transactions

During the year to date, management fees of $10,500 (2001 - $10,500) were paid or accrued as payable pursuant to a management agreement, to a company of which the sole shareholder is a director of JNR Resources Inc.

During the year to date, payments totalling $7,764 ($2001 - $10,987) were made or accrued as payable to a company of which the sole shareholder is a director of JNR Resources Inc., for corporate services ($5,000), office rent and expense ($2,532) and for recovery of disbursements ($232).

During the year to date, payments totalling $2,949 were received or accrued as receivable in respect of shared office staff payroll from Consolidated Pine Channel Gold Corp., a company with common directors and officers.

During the year, payments totalling $2,949 were received or accrued as receivable in respect of shared office staff payroll from United Carina Resources Corp., a company with common directors and officers.

8. Subsequent Events

(a) Subsequent to April 30, 2002, the Company granted share purchase options to one employee and to three directors on a total of 750,000 shares, exercisable at $0.10 per share until May 17, 2007.

(b) Subsequent to April 30, 2002, 50,000 shares of Masuparia Gold Corp. were received by the Company pursuant to a mineral property option agreement. The total value of these shares at the time they were received was $7,500.

9. Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities. The fair value of these financial instruments approximate their carrying values, unless otherwise noted. The Company is not exposed to significant interest, currency or credit risk arising from financial instruments.

10. Non-cash Financing Activities

There were no non-cash financing activities during the year to date. Please also refer to item 8, "Subsequent Events".

JNR RESOURCES INC.

Schedule of Consolidated Deferred Exploration Costs
Three Months Ended April 30, 2002 and 2001

	North Athabasca Project	Saskatchewan Uranium Projects	Greywacke Claims	Total to April 30, 2002	Total to April 30, 2001
Balance					
January 31, 2002 & 2001	$ 322,352	$ 4,474,655	$ (6,741)	$ 4,790,266	$ 4,004,003
Geophysical surveys	-	20,778	-	20,778	247,506
Drilling	-	-	-	-	449,605
Geologists, analysis & report preparation	-	9,000	-	9,000	54,255
Mob/demob., travel, camps & accomm.	-	4,567	-	4,567	133,491
Overhead & project management	-	1,581	-	1,581	22,955
Other costs (recoveries)	-	-	-	-	-
Total costs for year to date	-	35,926	-	35,926	907,812
Cost recovery	-	(22,664)	-	(22,664)	(194,890)
Less:					
Costs written off	-	-	-	-	-
Net costs for year to date	-	13,262	-	13,262	712,922
Balance					
April 30, 2002 & 2001	$ 322,352	$ 4,487,917	$ (6,741)	$ 4,803,528	$ 4,716,925

BC Form 51-901F

QUARTERLY REPORT

Incorporated as part of: ____ **Schedule A**
X ____ **Schedules B & C**

ISSUER DETAILS:

NAME OF ISSUER JNR RESOURCES INC..

ISSUER'S ADDRESS Ste. 921, 470 Granville Street

Vancouver, B.C., V6C 1V5

ISSUER TELEPHONE NUMBER (604) 684-5118

CONTACT PERSON T. A. (DREW) PARKER

CONTACT'S POSITION SECRETARY

CONTACT'S TELEPHONE NUMBER (604) 689-7422

WEB SITE www.jnrresources.com EMAIL info@jnrresources.com

FOR QUARTER ENDED APRIL 30, 2002

DATE OF REPORT JUNE 24, 2002

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"R. T. Kusmirski"	RICHARD T. KUSMIRSKI	2002 / 06 /25
SIGNATURE OF DIRECTOR	NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)
"T. A. Parker"	T. ANDREW PARKER	2002 / 06 /25
SIGNATURE OF DIRECTOR	NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)

JNR RESOURCES INC.

SCHEDULE B

SUPPLEMENTARY INFORMATION

For the First Quarter Ended April 30, 2002

1. **Current fiscal year-to-date:**

Breakdown, by major category, of those expenditures and costs which are included in the deferred costs, exploration and development expenses, cost of sales or general and administrative expenses set out in Schedule A:

SEE "SCHEDULE OF DEFERRED EXPLORATION COSTS" TO FINANCIAL STATEMENTS.

2. **Aggregate amount of expenditures made, year to date, to parties not at arm's length from the issuer:**

Administration costs:		
Management fees	$	10,500
Corporate services		5,000
Shared premises, office and telecom expense		2,764
	$	18,264

3. **Summary of Securities Issued:**

(a) **Summary of securities issued during the most recent quarter:**

Date of Issue	Type of Security	Type of Issue	Number Issued	Total Proceeds	Consideration	Commis-sion Paid
Nil						
Totals:				$		

(b) **Options granted during the most recent quarter:**

Granted To:	**Date Granted:**	**Number of Shares Under Option**	**Exercise Price**	**Expiry Date**
Nil				

4. **Summary of Securities As At the End of the Reporting Period:**

(a) Authorized capital:

Authorized capital: 100,000,000 common shares, with no par value.

10,000 convertible preferred shares with a par value of $1.00. The Directors may deem the shares to be cumulative at the date of issuance.

(b) Summary of Shares Issued and outstanding:

Securities	Number of Shares		Value
Preferred Shares:			
For Morrison Petroleum Inc. common shares	309,375	$	309,375
Less:			
Converted to common shares	-306,375		(306,375)
	3,000		(3,000)
Common Shares:			
Issued: For cash	42,536,769		10,101,245
For mineral property interests	700,000		290,948
For finder's fees	205,300		53,825
On conversion of preferred shares	304,958		306,375
	43,747,027		10,752,393
Total share capital		$	10,755,393

(c) **Summary of options, warrants and convertible securities outstanding:**

Type of Security		Number Outstanding	Exercise Price Per Share	Expiry Date
Stock Options Outstanding:				
Employees' stock options	(3)	373,000	$0.15	April 21, 2004
Director's stock option	(1)	400,000	$0.15	October 6, 2004
Directors' stock options	(2)	560,000	$0.11	May 3, 2005
Directors' stock options	(3)	900,000	$0.10	March 7, 2006
Employee's stock option	(1)	75,000	$0.10	March 7, 2006
Employee's stock option	(1)	225,000	$0.10	January 4, 2007
		2,533,000		
Warrants Outstanding:				
Private placement 7/06/2000		666,667	$0.17	July 6, 2002
Private placement 10/25/2000		2,500,000	$0.15	October 25, 2002
Private placement 03/02/2001		1,100,000	$0.15	March 2, 2003
		4,266,667		

(d) Shares held in escrow, or subject to pooling agreement:

i. Held in escrow: 290,000

ii. Subject to pooling agreement: Nil

5. Directors of the Issuer:

Name of Director	Office Held
Richard T. Kusmirski	President
T. Andrew Parker	Secretary
Leslie S. Beck	

JNR RESOURCES INC. (the "Company")

SCHEDULE C

MANAGEMENT DISCUSSION AND ANALYSIS

For the First Quarter Ended April 30, 2002

1. Description of Business

The principal business of the Company is the acquisition, exploration and development of mineral resource properties. Currently, the Company is primarily involved in the exploration and development of mineral properties in the Province of Saskatchewan, and holds a minor property interest in the Province of Ontario.

2. Operations and Financial Condition

Operations

During the first quarter ended April 30, 2002, the Company's efforts continued to be concentrated on the exploration for uranium on its joint venture mineral claims, located in the Athabasca Basin area of northern Saskatchewan. The Company and its joint venture partner, Kennecott Canada Exploration Inc., have concentrated on the Lazy Edward Bay (Cree Lake) and Moore Lake property groups, respectively. The results from the 2001 programs on these property groups have been analysed, and the Company is encouraged by the results and management is optimistic regarding the longer term prospects of these properties.

Administration costs for the year to date are significantly lower than those of the previous year. The higher costs for professional fees in 2001 reflected increased legal fees associated with financings, of which there have been none in the current year. Wages and benefits are significantly lower in the current year, which may be seen by deducting the cost recoveries from the total for wages, the costs recovered being fieldwork wages charged to deferred exploration, most of which were recovered from the Company's joint venture partner. Shareholder relations costs in the current year have been limited to the Company's web site maintenance, reflecting management's continuing efforts to reduce overhead costs. Income from fees charged in respect of operations conducted on behalf of the Company's joint venture partner further reduced the Company's operating loss, compared to the previous year.

Related Party Transactions

(a) During the year to date, management fees of $10,500, were paid or accrued as payable to a director, who is also the Company's president;

(b) During the year to date, amounts totaling $7,764 were paid or accrued as payable to Infineer Services Inc., a company of which the sole shareholder is a director and the secretary of the Company, for corporate services ($5,000), office rent and expenses ($2,532) and for recovery of disbursements ($232).

(c) During the year to date, payments totalling $2,949 were received or accrued as receivable in respect of shared office staff payroll from Consolidated Pine Channel Gold Corp., a company related by common directors and officers.

(d) During the year to date, payments totalling $2,949 were received or accrued as receivable in respect of shared office staff payroll from United Carina Resources Corp., a company related by common directors and officers.

Corporate Matters

During the most recent quarter ended April 30, 2002, there were no corporate matters of significance on which to report.

Properties

On April 2, 2002, the Company entered into a property option agreement with Consolidated Pine Channel Gold Corp. ("Pine") and United Carina Resources Corp. ("Carina") whereby the Company may acquire up to a 70% interest in 71 mineral claims comprising approximately 12,500 ha, situated in the Fort a la Corne area of Saskatchewan.

The Company may earn a 60% interest in the claims by issuing a total of 100,000 shares and expending an aggregate $200,000 on exploration within two years. A further 10% interest may be earned by the Company expending a further $300,000 on exploration in the third year. The Company, Pine and Carina are related by common directors. To April 30, 2002, no expenditures have been made in respect of these claims.

Shareholder Relations

During the year to date, the Company did not conduct any unusual investor relations programs, but continued to conduct its normal shareholder relations activities. A generalized breakdown of those activities and their associated costs is contained in the table below.

Expenditure Category	First Quarter 2002	First Quarter 2001
News release dissemination	$ -	$ 3,772
Web site maintenance	525	700
Investor / mining conferences	-	244
Print media & uranium article reprints	-	235
Personnel costs	-	-
Total - Shareholder relations	$ 525	$ 4,951

3. Subsequent Events

Subsequent to April 30, 2002, the Company granted share purchase options to one employee and to three directors on a total of 750,000 shares, exercisable at $0.10 per share until May 17, 2007.

4. Financings

No financings were transacted by the Company during the first quarter ended April 30, 2002.

5. Liquidity and Solvency

The Company had net working capital deficiency of $139,949 as at April 30, 2002, which management anticipates will be erased upon completion of one or more financings currently being negotiated. It is anticipated that sufficient capital can be raised for the Company to meet its minimum operating needs and financial obligations for the ensuing year. The Company intends to continue conducting exploration programs on its Saskatchewan uranium prospect properties in concert with its joint venture partner, and to seek out and acquire new properties of interest.

FIle #82-4720

COPY

JNR RESOURCES INC.

CERTIFICATE OF MAILING

I, Thomas Andrew Parker, HEREBY CERTIFY THAT:

1. I am a Director and an Officer of JNR Resources Inc. (the "Company");

2. With respect to the Quarterly Report in Form 61 for the Company's first fiscal quarter ended April 30th, 2002:

   (a) On the 27th day of June, 2002, documents were mailed to all Company shareholders named on a Supplementary Mailing List compiled by CIBC Mellon Trust Company, the Registrar and Transfer Agent for the Company, as follows:

      i) Form 61 - Quarterly Report, incorporated as part of Schedule A;

      ii) Schedule A to the Quarterly Report, being the comparative consolidated financial statements for the first quarter ended April 30th, 2002;

      iii) Form 61 - Quarterly Report, incorporated as part of Schedules B & C;

      iv) Schedule B to the Quarterly Report, containing Supplementary Information regarding the affairs of the Company;

      v) Schedule C to the Quarterly Report, containing Management Discussion of the affairs of the Company;

   (b) An electronically signed copy of each of the above-referenced documents is attached hereto;

   (c) A copy of each of the above-referenced documents was mailed to Ellis, Foster - Chartered Accountants, the Company's auditors, at the time of mailing same to the shareholders;

3. I was personally present during the actual preparation and mailing of the above-referenced material.

DATED at Vancouver, B. C., this 27th day of June, 2002.

"T. A. Parker"
THOMAS ANDREW PARKER

TSX venture EXCHANGE

June 26, 2002

By Facsimile: (604) 682-8566

COPY

JNR Resources Inc.
921 – 470 Granville Street
Vancouver, B.C.
V6C 1V5

02 JUL 19 AM 10:

Attention: T.A. (Drew) Parker

Dear Sir\Madame:

Re: JNR Resources Inc. (the "Company") - Submission #75761

We acknowledge receipt of your letter dated June 26, 2002 and confirm that we have accepted for filing the options to buy shares of the Company issued to the following Directors/Employees:

Name	No. of Shares
Richard T. Kusmirski	300,000
T. Andrew Parker	200,000
Leslie S. Beck	125,000
David Billard	125,000

The options are exercisable up to May 17, 2007 at a price of $0.10 per share.

We advise that the Company is required to ensure that its transfer agent complies with Policy 4.4, to inform the Exchange when any of the options are exercised in order that our records may be properly maintained.

We remind the company pursuant to Corporate Finance Policy 4.4, section 2.7: "In addition to any Resale Restrictions under Securities Laws, all stock options and any Listed Shares issued on the exercise of the stock options must be legended with a four month Exchange hold period from the date the stock options are granted".

It is the responsibility of the Company to determine the availability of the exemption(s) in the Securities Act used and to meet all legal requirements of the exemption(s). Also, the Company is to ensure that the requirements of Corporate Finance Policy 4.4, sections 2.9 and 2.10 have been met, with respect to shareholder approval.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6544 / FAX: (604) 844-7502 / EMAIL: karen.chernoff@tsxventure.com.

Yours truly,

for Karen Chernoff
Analyst
Corporate Finance

KC\le

File: ::ODMA\PCDOCS\DOCP\945946\1

File #82-4720

This is the form required under section 139 of the *Securities Rules* and, if applicable, by an order issued under section 76 of the *Securities Act*.

BC FORM 45-902F

COPY

Securities Act

Report of Exempt Distribution

(Please refer to the instructions before completing the information below.)

Report of a distribution of a security under section 74(2)(1) to (5), (8) to (10), 11(i), (14), (16)(i), (18), (19) or (23) to (26) of the *Securities Act*, or section 128(a), (b), (c) or (e) to (h) of the *Securities Rules*, or, if applicable, by an Order issued under section 76 of the *Securities Act*.

1. Name, address and telephone number of issuer of security distributed.

JNR RESOURCES INC.
Name of Issuer
921 - 470 Granville Street, Vancouver, B.C., V6C 1V5
Address
(604) 689-7422
Telephone Number

02 JUL 19

2. State whether the issuer is or is not an exchange issuer (ie. listed and posted on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

The Issuer is an exchange issuer

3. Describe the type of security and the aggregate number distributed.

An aggregate **750,000** share purchase options, each exercisable to purchase one common share in the capital stock of the Issuer at a price of $0.10 per share, expiring on May 17, 2007.

4. Date of the distribution(s) of the security.

June 26, 2002, being the date of issue by the TSE Venture Exchange of its letter of acceptance for filing of the above-noted stock options

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order or the blanket order number, or the BC Instrument number under which the distribution(s) of the security was made.

Sections 45(2)(10)(i) and 74(2)(9)(i) of the Act.

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.

(a)

Full Name and Residential Address of Optionee	Number of Securities Acquired	Exercise Price Per Share (Canadian $)	Total Purchase Price (Canadian $)	Section of Act/Rules and, if applicable, Date of Discretionary Order or Blanket Order Number or BC Instrument Number
RICHARD T. KUSMIRSKI 235 Huron Court Saskatoon, SK S7K 4E9	300,000	$0.10	N/A	ss. 45(2)(10)(i) and 74(2)(9)(i) of the Act
T. ANDREW PARKER 104 - 330 West 2nd Street North Vancouver, BC V7M 1E1	200,000	$0.10	N/A	ss. 45(2)(10)(i) and 74(2)(9)(i) of the Act
LESLIE S. BECK 95 Hudson Drive Regina, SK S4S 2W1	125,000	$0.10	N/A	ss. 45(2)(10)(i) and 74(2)(9)(i) of the Act
DAVID BILLARD 115 Bottomley Avenue North SASKATOON, SK S7N 1L1	125,000	$0.10	N/A	ss. 45(2)(10)(i) and 74(2)(9)(i) of the Act
TOTALS	750,000		N/A	

(b) The issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

N/A

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed.

N/A

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which compensation was paid or is to be paid.

Name and Address of Agent	Compensation Paid (number and type of security and/or cash amount) (Canadian $)	Price Per Share (Canadian $)	Name of Purchaser
N/A			

9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under that section during the 12-month period preceding the distribution of this security.

N/A

10. If the distribution of the security was made under section 128(h) of the Rules, state:

(a) the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security, and

N/A

(b) the total dollar value (Canadian $) of all securities of the issuer distributed under that section (including the distribution of this security) during the 12-month period preceding the distribution of this security.

N/A

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, British Columbia, this 27th day of June, 2002.

JNR RESOURCES INC.
Name of Issuer (please print)

Signature of authorized signatory

T. A. (Drew) Parker, Director
Name and office of authorized signatory (please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTIONS:

1. If the space provided for any answer is insufficient, additional sheets may be used. Each sheet must be cross-referenced to the relevant section of the report and signed by the person who signs the report.

2. In answer to question 3, provide a full description of the security, including any underlying securities into which the security is convertible or exchangeable and, if applicable, state the expiry date of the security.

3. In answer to question 8, compensation includes discounts, commissions or other fees or payments of a similar nature directly related to the distribution of the security but does not include payments for services incidental to the distribution of the security such as clerical, printing, legal or accounting services. If compensation is to be paid to the agent by way of a distribution of securities of the Issuer under an exemption on a later date, the Issuer may be required to file a separate Form 20 together with the applicable filing fee.

4. If the distribution of the security is made to a purchaser under section 128(a), (b), (c) or (h) of the Rules, or to a purchaser that is an individual under section 72(2)(4) of the Act, on respect of which this report is filed, the Issuer must obtain from the purchaser, before an agreement of purchase and sale is entered into, an acknowledgment of the purchaser in the required form as required by section 135 of the Rules and retain the acknowledgment for a period of six years. The required form is Form 20A(IP) for an individual purchaser and Form 20A(NIP) for a non-individual purchaser.

5. Where an offering memorandum is required to be delivered in connection with a distribution of the security under section 74(2)(4) of the Act, or section 128(a), (b) or (c) of the Rules, or is delivered in connection with a distribution of the security under section 128(h) of the Rules, a copy of the offering memorandum must be filed with the Commission on or before the 10th day after the distribution of the security.

6. The report must be filed with the Commission on or before the 10th day after the distribution of the security.

7. File one originally signed report with the completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/97, as amended. Cheques should be made payable to the "British Columbia Securities Commission".